Filed Pursuant to Rule 433

Registration No. 333-223463

Pricing Term Sheet

República Oriental del Uruguay

4.375% USD Bonds due 2031 (the “Reopening 2031 Bonds”)

Final Terms and Conditions

As of June 24, 2020

Issuer	República Oriental del Uruguay.

Title	4.375% USD Bonds due 2031.

Principal Amount	U.S.$400,000,000 (to constitute a further issuance of, be consolidated, form a single series, and be fully fungible on the settlement date with the Republic’s outstanding 4.375% Bonds due 2031 issued in an aggregate principal amount of U$1,466,969,673 on January 23 and October 2, 2019). After giving effect to the offering, the total amount outstanding of Uruguay’s 4.375% Bonds due 2031 will be U.S.$ 1,866,969,673.

Maturity Date	January 23, 2031.

Pricing Date	June 24, 2020.

Settlement Date	July 2, 2020 (T+6).

Public Offering Price	115.895% of the principal amount (plus accrued interest from (and including) January 23, 2020 to (but excluding) July 2, 2020, the date the Republic expects to deliver the Reopening 2031 Bonds, and any additional interest, if any, from July 2, 2020, if settlement occurs after that date. Purchasers of the Reopening 2031 Bonds will be entitled to receive the full amount of the next semi-annual regular interest payment on July 23, 2020.

Spread to Benchmark Treasury	+180 bps.

Benchmark Treasury	0.625% due May 15, 2030.

Price and Yield	99-15 and 0.681%.

Re-offer Yield	2.481%.

Coupon	4.375% per year, payable semi-annually in arrears. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates	January 23 and July 23 of each year, commencing on July 23, 2020.

Payments of Principal	Principal will be repaid in three nominally equal installments on January 23, 2029, January 23, 2030 and at maturity.

Optional Redemption

Prior to October 23, 2030 (the date that is three months prior to the maturity date of the Reopening 2031 Bonds), the Reopening 2031 Bonds will be redeemable, in whole or in part, at the Issuer’s option, at any time and from time to time, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of the Reopening 2031 Bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Reopening 2031 Bonds being redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield, plus 25 basis points, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

On or after October 23, 2030, the Reopening 2031 Bonds will be redeemable, in whole or in part, at the Issuer’s option, at any time and from time to time, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Reopening 2031 Bonds to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption.

Denominations	U.S.$1.00 and integral multiples of U.S.$1.00 in excess thereof.

Distribution	SEC Registered.

CUSIP / ISIN	917288BK7 / US917288BK78.

Governing Law	State of New York.

Listing	Application will be made to admit the Reopening 2031 Bonds to the Luxembourg Stock Exchange and to have the Reopening 2031 Bonds admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Joint Bookrunners	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Itau BBA USA Securities, Inc.

The following additional information of Uruguay and regarding the securities is available from the SEC’s website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/102385/000119312520177114/d944312d424b3.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312520174873/d945632d18ka.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312520139224/d913283d18k.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312518072100/d526658dsb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup Global Markets Inc. at +1-800-831-9146, HSBC Securities (USA) Inc. at +1-866-811-804 and Itau BBA USA Securities, Inc. collect at +1-212-710-6749 or toll-free (U.S. only) at +1-888-770-4828.

Delivery of the Reopening 2031 Bonds is expected on or about July 2, 2020, which will be the sixth business day following the date of pricing of the Reopening 2031 Bonds. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Reopening 2031 Bonds prior to the Settlement Date may be required, by virtue of the fact that the Reopening 2031 Bonds initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Reopening 2031 Bonds who wish to trade Reopening 2031 Bonds prior to the Settlement Date should consult their own advisor.

This term sheet has been prepared on the basis that any offer of Reopening 2031 Bonds in any Member State of the European Economic Area (“EEA”) or in the United Kingdom (each a “Relevant State”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Reopening 2031 Bonds. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The Reopening 2031 Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in a Relevant State. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2017/1129 (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Reopening 2031 Bonds or otherwise making them available to retail investors in a Relevant State has been prepared and therefore offering or selling the Reopening 2031 Bonds or otherwise making them available to any retail investor in a Relevant State may be unlawful under the PRIIPs Regulation.

Each person in a Relevant State who receives any communication in respect of, or who acquires any Reopening 2031 Bonds under, the offers to the public contemplated in the Prospectus Supplement, or to whom the Reopening 2031 Bonds are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires Reopening 2031 Bonds is not a “retail investor” (as defined above).

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, (iv) fall within Article 43 (“Members and creditors of certain bodies corporate”) of Financial Promotion Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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